

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

<u>**Via E-Mail**</u>
Nathan Seiler, Esq.
Gross, Cutler, Seiler & Dupont LLC
1877 Broadway Ave
Suite 601
Boulder, CO 80302

> **Re: Solera National Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Kathleen A.**
> **Stout, Dianne Ellis Andrews, Barry Biegler, Charles P. Black, Basil**
> **Blume, Deborah L. Chandler, Stephen H. Murray, James Kent**
> **Myers, and Thomas P. Sweeney III**
> **Filed April 24, 2014**
> **File No. 000-53181**

Dear Mr. Seiler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Preliminary Schedule 14A**</u>

1.   Please revise the cover of Schedule 14A to include all of the participants' names as filing persons in addition to Ms. Stout's name.

2.   Please revise your proxy statement to disclose that Mr. Quagliano is also soliciting proxies for his own slate of nominees.

<u>Cover Page</u>

3.   We note that you are nominating eight individuals and that the company will have an eleven member board or a five member board, if proposal three is not

approved. Given that security holders using your proxy card will be unable to vote for a full slate of nominees, disclose the consequences to security holders as a result of using your proxy card to vote for eight directors instead of eleven. For example, revise to highlight to security holders that they will be disenfranchised with respect to three seats if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seats and that you cannot assure that the other directors will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

Background of the Solicitation, page 1

4.   Please revise this section to describe your employment experience with the company and the filings made by Mr. Quagliano.

Proposal One. Election of Directors, page 3

5.   We note your disclosure that, at the annual meeting, you "expect that eleven directors are to be elected to the Board of Directors." Please tell us the basis for such belief. Note Rule 14a-9 and note (d) therein.

6.   Revise the biography for Mr. Sweeney to disclose his employment experience from October 2009 to 2011.

Solicitation; Expenses, page 10

7.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Information about the Company, page 14

8.   We note that you refer security holders to the company's proxy statement for certain specified disclosure. You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement,

you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Appendix A

9.   Provide the disclosure required by Item 5(b)(1)(iii) of Schedule 14A.

Form Proxy Card

10.   Please mark the form of proxy card as preliminary. Refer to Rule 14a-6(e)(1).

11.   Revise your form of proxy card to indicate how you intend to vote any unmarked proxy cards as to proposals two and three.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions